EXHIBIT 4.8



Novemebr, 30, 2000
To:

Industrial development bank of Israel LTD


Dear Sirs,

Further to the Agreement of General Business Conditions ("the General Conditions") and the Additional Condition for granted Credits (the "Additional Conditions") signed and/or to be signed by E-SIM LTD. ("the Borrower") and/or between the Borrower and the Bank, and referring to the Credits granted and/or to be granted thereunder to the Borrower, we hereby confirm that the terms detailed hereunder will also apply to the Credits and will be treated as an integral part of the General Conditions.

1.   DEFINITIONS

Any term used in this document (the Convertible Debenture - hereinafter referred to as: "the CD") shall have the same meaning ascribed thereto in the Credit Agreement ("the Credit Agreement") (as defined in the Additional Conditions), unless explicitly defined otherwise.

In this CD, the following terms shall have the meanings as ascribed below, unless explicitly noted otherwise:

"CONSIDERATION" - the Exercised Quantity multiplied by the Share Price.

"CREDIT" - as defined in the Credit Agreement.

"CD" - this document of Convertible Debenture granted by the Borrower to the Bank pursuant to Section 2 below.

"EXERCISE NOTICE" - notice given by the Bank as referred to in Section 2 below.

"EXERCISED PORTION" - a number between 0 and 1, as specified in the Exercise Notice, which constitutes the portion of the CD the Bank wishes to exercise. If no such number is specified in the Exercise Notice, the Purchased Portion shall be deemed to be one (1).

"EXERCISED QUANTITY" - the number of Borrower's Ordinary Shares, not exceeding the Maximal Quantity, resulting from the exercise of the CD or (at the Bank's sole and absolute discretion) any part thereof.

"MARKET SHARE VALUE" - is the market value of an Ordinary Share of the Borrower, which shall be the closing average of the bid and offer price of the shares of the Borrower on NASDAQ (or any successor market) at the close of business on the date of the Exercise Notice.

"MAXIMAL QUANTITY" - the maximal number of Ordinary Shares which the Bank is entitled to receive by exercising this CD, which is equal to: (a) the relevant Maximal Sum; divided by (b) the Share Price.

"MAXIMAL SUM" - the total of:

     (a) $200,000 ("Sum A") - upon signing the Credit Agreement and Borrower having the right to borrow up to USD 1,000,000 under the Credit; and

     (b) $100,000 ("Sum B") (in addition to Sum A) - upon Borrower's withdrawing(s) an aggregate sum exceeding USD 1,000,000 under the Credit and having the right to borrow up to a further USD 500,000; and

     (c) $120,000 ("Sum C") (in addition to Sum A and Sum B) - upon Borrower's withdrawing an aggregate sum exceeding USD 1,500,000 under the Credit and having the right to borrow up to a further USD 600,000.

"ORDINARY SHARES" - shall mean ordinary shares of the Borrower, each of NIS 0.10 par value, the rights attaching to which are as referred to in this CD.

"PERIOD" - a period commencing on the date on which the CD is granted to the Bank and ending upon the end of the Credit Period as this term is defined in the
Additional Conditions for Granting Credits dated .......

"PRICE DIFFERENCE" - (a) the Maximal Quantity; multiplied by (b) the difference between (i) the Market Share Value; and (ii) the Share Price.

"SHARE PRICE" - US$ 4.21.

Any reference in this CD to "Borrower's securities" or to "Borrower's shares" or to "shares of the Borrower" (as the case may be) shall mean securities or shares (as the case may be) in the Borrower.

Any reference in this CD to "Bank's securities" or to "Bank's shares" shall mean securities or shares (as the case may be) in the Borrower resulting from the exercise of this CD.

Any reference in this CD to "exercise of the CD" shall mean the exercise of the Bank's rights pursuant to the provisions of Section 2 below of this CD, including, without limitation, the right to receive Ordinary Shares through Conversion and/or cashless exercise and/or any other way.

2.   RIGHTS TO RECEIVE SHARES

Upon signing this CD, the Borrower hereby grants to the Bank, for no consideration, a convertible debenture ("the CD") entitling its holder to receive Ordinary Shares pursuant to the following terms and conditions:

     2.1. Within the Period, the Bank may, at the Bank's sole and absolute discretion, give to the Borrower notice ("the Exercise Notice") specifying the Exercised Portion.

     If the Bank, at the Bank's sole and absolute discretion, wishes to pay the Consideration with respect to the Exercised Quantity, the Bank shall make such payment upon giving the Exercise Notice to the Borrower. By not later than ten
(10) days after the Bank pays the Consideration, the Borrower shall issue to the Bank the Exercised Quantity.

     The Consideration shall be paid by the Bank to the Borrower by converting ("the Conversion") an amount ("the Converted Sum") equal to the Consideration from the total of all Borrower's debts towards the Bank into the Borrower's share capital.

     Without derogating from the Borrower's obligation to repay the Credit on its due date, and in order to enable Conversion by the Bank (at the Bank's sole and absolute discretion), the total debt of the Borrower to the Bank shall, at all times until the end of the Credit Period, be not less than the difference between: (i) the relevant Maximal Sum; and (ii) the total of all Considerations actually paid by the Bank through Conversion (pursuant to the provisions of the above paragraph).

     2.2. If the Bank, in its sole discretion, so elects, it may in the Exercise Notice advise that it wishes to receive Ordinary Shares of the Borrower (resulting from the exercise of the CD, in part or in full) through a cashless transaction. In any such case the Borrower shall issue to the Bank, for no consideration such number of Ordinary Shares of the Borrower equal to: (a) the Price Difference; multiplied by (b) the Exercised Portion; and divided by (c) the Market Share Value.

     2.3. The Bank shall be entitled to receive from the Borrower a Share Certificate for the Ordinary Shares resulting from the exercise of the CD.

     2.4. No fractions of Ordinary Shares shall be issued in connection with the exercise of this CD, and the number of Ordinary Shares issued shall be rounded up to the nearest whole number if the fraction is one half or more or rounded down to the nearest whole number if the fraction is less than one half.

     2.5. If the CD is exercised in part only, the Borrower shall, upon surrender of the CD for cancellation, execute and deliver a new CD evidencing the rights of the Bank to receive the balance of the Ordinary Shares which the Bank would be entitled to receive in connection with this CD (by exercising (if the Bank so wishes, at the Bank's sole and absolute discretion) such part of the CD which is equal to the difference between: (i) one (1); and (ii) the total of all Exercised Portions specified in all Exercise Notices given by the Bank). Upon the exercise of the CD, the Bank shall be deemed to be the holder of record of the Exercised Quantity, notwithstanding that the share transfer books of the Borrower shall then be closed or that certificates representing such Exercised Quantity shall not then be actually delivered to the Bank, without, however, relieving the Borrower of the obligation to execute the appropriate certificates. The Borrower shall pay any and all expenses, any stamp duty and any other charges that may be payable in connection with the issuance of the Exercised Quantity and the preparation and delivery of Share Certificates in the name of the Bank pursuant to the issuance of the Exercised Quantity.

3.   RESERVATION OF SHARES: PRESERVATION OF RIGHTS

The Borrower hereby agrees that at all times it will maintain and reserve such number of authorized but unissued Ordinary Shares so that this CD may be exercised without additional authorization of Ordinary Shares after giving effect to all other options, warrants, convertible securities and other rights to acquire Ordinary Shares of the Borrower. All shares of Ordinary Shares into which this CD when issued, shall be duly and validly issued and fully paid and nonassessable, not subject to preemptive rights and shall be free and clear of all debts, encumbrances, charges, equities, claims, any rights of third parties and any other liabilities. The Borrower further agrees that it will not (including, without limitation, by charter/by-laws amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act) avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Borrower.

4.   EXCHANGE OR LOSS OF DEBENTURE

This CD is exchangeable, upon presentation and surrender hereof at the principal office of the Borrower. The term "Debenture" as used herein includes any Debenture or Debentures for which this CD may be exchanged. Upon receipt by the Borrower of evidence of the loss, theft, destruction or mutilation of this CD, and upon surrender and cancellation of this CD, if mutilated, the Borrower will execute and deliver a new CD of like terms, tenor and date.

5.   ADJUSTMENTS

Without derogating from any of the Bank's rights under the provisions of this CD, the Maximal Quantity shall be subject to adjustment from time to time or upon exercise as provided in this Section 5.

5.1. ADJUSTMENT FOR SHARES SPLITS AND COMBINATIONS

     If the Borrower, at any time or from time to time, effects a subdivision of the outstanding Ordinary Shares, the number of Ordinary Shares issuable upon exercise of this CD shall be proportionately increased, and conversely, if the Company at any time or from time to time combines the outstanding Ordinary Shares, the number of Ordinary Shares issuable upon exercise of this CD immediately before the said combination shall be proportionately decreased. Any adjustment under this Section 5.1 shall become effective at the closing of business on the date the said subdivision or combination becomes effective.

5.2. ADJUSTMENT FOR CERTAIN DIVIDENDS AND DISTRIBUTIONS

     In the event the Borrower, at any time or from time to time, makes or fixes a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in additional shares of Ordinary Shares (including, without limitation, bonus shares), then and in each such event the number of Ordinary Shares issuable upon exercise of this CD shall be increased as of the time of such issuance, or, in the event such a record date is fixed, as of the closing of business on such record date, by multiplying the number of Ordinary Shares issuable upon exercise of this CD by a fraction:
(a) the numerator of which shall be the total of: (i) the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the closing of business on such record date; plus (ii) the number of Ordinary Shares issuable in payment of such dividend or distribution; and (b) the denominator of which is the total number of shares of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the closing of business on such record date; PROVIDED, HOWEVER, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed thereof, the number of Ordinary Shares issuable upon exercise of this CD shall be recomputed accordingly as of the closing of business on such record date and thereafter the number of shares of Ordinary Shares issuable upon exercise of this CD shall be adjusted pursuant to this
Section 5.2 as of the time of actual payment of such dividends or distributions.

     In the event the Borrower, at any time or from time to time, makes or fixes a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in securities of the Borrower other than Ordinary Shares (including, without limitation, bonus shares), then in each such event provision shall be made so that the Bank shall receive upon exercise of this CD, in addition to the number of Ordinary Shares receivable thereupon, the amount of securities of the Borrower that the Bank would have received had this CD been exercised for Ordinary Shares immediately prior to such event (or the record date for such event) and had the Bank thereafter, during the period from the date of such event to and including the date of exercise, retained such securities receivable by it as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5 and the Borrower's Articles with respect to the rights of the Bank.

5.3. ADJUSTMENT FOR RECLASSIFICATION, EXCHANGE AND SUBSTITUTION

     If the Ordinary Shares issuable upon the exercise of this CD are changed into the same or a different number of shares of any class or classes of shares, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or shares dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section
5), then and in any such event the Bank shall have the right thereafter to exercise this CD into the kind and amount of shares and other securities receivable upon such recapitalization, reclassification or other change, by holders of the number of shares of Ordinary Shares for which this CD might have been exercised immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein and under the Borrower's Articles.

5.4. REORGANIZATION, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS

     (a) If, at any time from time to time, there is a capital reorganization of the Ordinary Shares (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 5) or a merger or consolidation of the Borrower with or into another corporation, or the sale of all or substantially all of the Borrower's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the Bank shall thereafter be entitled to receive, upon exercise of this CD, the number of shares or other securities or property of the Borrower, or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Ordinary Shares deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation or sale. In any such case (except to the extent any cash or property is received in such transaction), appropriate adjustment shall be made in the application of the provisions of this Section 5 and the Borrower's Articles with respect to the rights of the Bank after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 5 and the Borrower's Articles (including, without limitation, adjustment of the number of shares of Ordinary Shares issuable upon exercise of this CD) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable.

     (b) In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this CD to be performed and observed by the Borrower and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Borrower's Board of Directors) in order to provide for adjustments of shares of the Ordinary Shares which the Bank is entitled to receive in connection with this CD, which modifications shall be as nearly equivalent as practicable to the adjustments provided for in this Section 5.

     (c) The provisions of this Subsection 5.4 shall similarly apply to successive, reorganizations, reclassifications, mergers, consolidations or disposition of assets.

5.5. OTHER TRANSACTIONS

     In the event that the Borrower shall issue shares to its shareholders as a result of a split-off, spin-off or the like, then the Borrower shall only complete such issuance or other action if, as part thereof, allowance is made to protect the economic interest of the Bank either by increasing the Maximal Quantity or by procuring that the Holder shall be entitled, on economically proportionate terms, to acquire additional shares of the spun-off or split-off entities.

5.6. OTHER DILUTIVE EVENTS

     In case any event shall occur as to which the preceding Sections 5.1 through 5.5 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the rights to receive shares represented by this CD in accordance with the essential intent and principles hereof, then, in each such case, the Borrower's Board of Directors shall, in good faith, determine what adjustments are necessary to preserve the rights of the Bank to receive shares represented by this CD. Without derogating from the Bank's rights (including, without limitation, the Bank's rights to receive information and/or notices pursuant to the provisions of Sections 6 and 7 below of this CD), the Borrower will notify the Bank of any such adjustments.

5.7. ADJUSTMENT OF SHARE PRICE

     Upon each adjustment in the number of Ordinary Shares purchasable hereunder, the Share Price shall be proportionately increased or decreased, as the case may be, in a manner that is the inverse of the manner in which the number of Ordinary Shares purchasable hereunder shall be adjusted.

6.   NOTICE OF CERTAIN EVENTS

Notwithstanding the foregoing or any other rights of the Bank pursuant to the provisions of this CD, if at any time the Borrower shall offer for subscription to the holders of Ordinary Shares any additional shares of any class, other rights or any equity security of any kind, or there shall be any capital reorganization or reclassification of the capital shares of the Borrower, or consolidation or merger of the Borrower with, or sale of all or substantially all of its assets to another person or there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Borrower, or other transaction described in Section 5 above of this CD, then, in any one or more of said cases, the Borrower shall give the Bank written notice, by first class mail, postage prepaid, addressed to the Bank at the address of the Bank as shown on the books of the Borrower, of the date on which (i) a record shall be taken for such subscription rights or (ii) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of record of Ordinary Shares shall participate in such subscription rights, or shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, as the case may be. Such written notice shall be given by not later than seven (7) business days prior to the action in question and by not later than seven (7) business days prior to the record date in respect thereto.

7. NOTICE OF ADJUSTMENTS

Whenever the number of Ordinary Shares for which this CD is exercisable is adjusted as provided in Section 5 hereof and/or pursuant to the Borrower's Articles of Association ("the Articles"), the Borrower shall promptly compute such adjustment and mail to the Bank, by first class mail, postage prepaid, at the last address provided to the Borrower, a written certificate, signed by the chief financial officer of the Borrower, setting forth, in reasonable detail, the number of Ordinary Shares for which this CD is exercisable (the updated Maximal Quantity) and the exercise price (the updated Consideration) as a result of such adjustment, a brief statement of the facts requiring such adjustment and the detailed computation thereof and the method by which such adjustment was calculated, and when such adjustment has or will become effective.

8.   RIGHTS OF THE BANK

Without limiting the foregoing or any remedies available to the Bank, the Bank will be entitled to specific performance of the obligations hereunder, and injunctive relief against actual or threatened violations of the obligations of any person subject to this CD.

9.   RIGHTS OF THE BANK AS A HOLDER OF CD

     Except as otherwise provided for pursuant to this CD, the Bank shall not have any rights as a shareholder of the Borrower with regards to the Ordinary Shares prior to the actual initial exercise of the CD resulting in the purchase of Ordinary Shares.

10.  INVESTMENT REPRESENTATIONS

Neither this CD or the Ordinary Shares issuable upon the exercise of this CD have been registered under the U.S. Securities Act of 1933 (the "Securities Act"), or any other securities laws. The Bank acknowledges by acceptance of the CD that (a) it has acquired this CD for investment and not with a view to distribution; (b) it has either a pre-existing personal or business relationship with the Borrower, or its executive officers, or by reason of its business or financial experience, it has the capacity to protect its own interests in connection with the transaction; and (c) it is an accredited investor as that term is defined in Regulation D promulgated under the Securities Act. The Bank agrees that any Ordinary Shares issuable upon exercise of this CD will be acquired for investment and not with a view to distribution and such Ordinary Shares will not be registered under the Securities Act and applicable state securities laws and that such Ordinary Shares may have to be held indefinitely unless they are subsequently registered or qualified under the Securities Act and applicable state securities laws, or based on an opinion of counsel reasonably satisfactory to the Borrower, an exemption from such registration and qualification is available. The Bank, by acceptance hereof, consents to the placement of legend(s) on all securities hereunder as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Borrower such legend is not required in order to ensure compliance with the Securities Act. The Borrower may issue stop transfer instructions to its transfer agent in connection with such restrictions.

11.  TRANSFER OF CD

With respect to any offer, sale or other disposition of this CD or securities into which such CD may be exercised, the Bank will give written notice to the Borrower prior thereto, describing briefly the manner thereof, together with, if requested by the Borrower, a written opinion of such Bank's counsel, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). The transferee must warrant and represent that it is an "accredited" investor as that term is defined under Regulation D of the Securities Act. Promptly, as practicable, upon receiving such written notice and opinion and warranties and representations, if so requested, the Borrower, as promptly and practicable, shall deliver to the Bank one replacement CD certificate on the same terms and conditions as this CD for delivery to the transferee. The CD thus transferred and the certificate representing the securities thus transferred shall bear legend(s) as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Borrower such legend is not required in order to ensure compliance with the Securities Act. The Borrower may issue stop transfer instructions to its transfer agent in connection with such restrictions. Any provision of this CD to the contrary notwithstanding, the Bank may freely offer, sell or otherwise dispose of this CD or securities into which such CD may be exercised, to any direct or indirect subsidiary of the Bank without the need to deliver the opinion of counsel described above, and upon written notice of such transfer the Borrower shall register such transfer. This CD (or the remaining portion following a partial exercise) may only be transferred in whole to a sitransferee.

12.  RIGHTS OF REGISTRATION

     Without derogating from the Bank's rights, (including, without limitation, pursuant to the Credit Agreement and by law (including, without limitation, pursuant to Rule 144 of the Securities Act)), and notwithstanding any rights other than the Bank's rights, if the Borrower offers and/or registers any of its securities for the purpose of selling such securities for its own account through an underwritten public offering or registers (in any stock exchange) any securities of any of its present shareholders (other than S8 registrations for employees), then the Borrower shall include in any such offer and/or registration all or any of the Bank's securities in the Borrower as indicated in the Bank's request ("the Request") given to the Borrower, subject, however, to a Cut-Back (as defined below). In the event of a Cut-Back, the Borrower shall first be entitled to offer and/or register all the securities that it has sought to issue to third parties within the framework of the relevant transaction, and thereafter the Total Quantity (as defined below) shall be allocated between the Bank, Israel Discount Bank Ltd. ("IDB"), which is receiving rights under a CD substantially identical to this document, and Wind River Systems Inc. ("Wind River") (which, as the Borrower warrants and represents to the Bank, is entitled to rights similar to the Bank's rights referred to in this Section 12) as follows:

     Each of the Bank, IDB and Wind River (each a "Participant") shall be entitled to register such quantity of shares in the Borrower on a pro-rata basis with respect to their respective holdings in the Borrower, which quantity is equal to ("the Pro-Rata Quantity"):

          TQ * N
         ---------
             N

     WHERE: "TQ" means the Total Quantity (as defined below); "N" means the number of shares in the Borrower owned by the Participant (as relevant); "N" means the total number of shares in the Borrower owned (in the aggregate) by the Participants;

     PROVIDED, however, that in no case shall any of the Participants" register a total quantity of shares in the Borrower exceeding the total quantity ("the Requested Quantity") of Borrower's securities which any Participant (as relevant) has requested to register in the framework of the relevant registration - so that (without derogating from the foregoing), if any Participant's Pro-Rata Quantity exceeds such relevant Participant's Requested Quantity, then the difference between such Pro-Rata Quantity and such Requested Quantity shall be allocated to the other Participant.

     Without derogating from the foregoing, upon receipt of a Request with respect to registration, the Borrower shall procure that all the Bank's securities specified in the Request be registered under the provisions of the applicable law and regulations (subject to said Cut-Back).

     Without derogating from the foregoing, nothing herein shall be deemed to require the Borrower to effect a registration or offer of its securities and the Bank shall have no right to demand that any such registration or offer be effected, or if the Borrower announces an intention to effect such registration of offer, that it be completed.

     For the purposes of this Section 12 - "a Cut-Back" shall mean any event in which the lead underwriter ("the Lead Underwriter") managing the relevant transaction determines in writing that due to marketing factors, the total quantity ("the Total Quantity") of Borrower's securities that may be included in the relevant registration statement by the Participants is less than the total quantity of the Borrower's securities which the Participants (in the aggregate) have requested to register in the framework of the relevant registration.

     Notwithstanding anything to the contrary: (a) no security holder of the Borrower may or shall register and/or sell, and/or request to register and/or sell, any quantity of securities in the Borrower exceeding the total number of securities in the Borrower owned by such security holder; and (b) nothing in this CD and/or in any other agreement and/or arrangement shall preclude the Bank to sell shares the registration of which is exempted pursuant to any provision of any law and/or regulation.

14.  REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE BORROWER

The Borrower represents, warrants and undertakes as follows:

     14.1. This CD has been duly authorized and executed by the Borrower and is a valid and binding obligation of the Borrower, enforceable in accordance with its terms, except as to: (i) the effect of applicable bankruptcy and similar laws affecting the rights of creditors; and (ii) the effect of rules of law governing specific performance, injunctive relief and other equitable remedies.

     14.2. The Ordinary Shares have been duly authorized and reserved for issuance by the Borrower and, when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, not subject to pre-emptive rights, and free and clear of all debts, liens, encumbrances, taxes, charges, equities, claims, any rights of third parties and any other liabilities with respect to the issues of such shares.

     14.3. The execution and delivery of this CD is not, and the issuance of the Ordinary Shares upon exercise of the CD in accordance with the terms hereof is not, inconsistent with the Borrower's Articles, does not contravene any law, governmental rule or regulation, judgment or order applicable to the Borrower, and does not conflict with or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Borrower is a party or by which it is bound, or require the consent or approval of, the giving of notice to, the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency, other than state or federal securities law filings.

     14.4. The Borrower represents and warrants to the Bank that all of the Borrower's securities which have been registered - have been registered under section 12 of the Securities Exchange Act of 1934 as amended ("the Exchange Act"). The Borrower has duly provided and/or released and/or revealed and/or disclosed and/or published and/or delivered and/or filed all filings, notices, notifications, accounts, statements, announcements, reports and other documents and information required to be filed pursuant to all reporting obligations under the Exchange Act prior to the signing date of this CD. All filings, notices, notifications, accounts, statements, announcements, reports and other documents and information (including, without limitation, the prospectus published by the Borrower) provided and/or released and/or revealed and/or disclosed and/or published and/or delivered and/or filed by the Borrower and/or on the Borrower's behalf (including, without limitation, to the Securities and Exchange Commission and American Stock Exchange) have been, to the Borrower's best knowledge having made due inquiry, all correct and complete as of the date on which they have been so provided and/or released and/or revealed and/or disclosed and/or published and/or delivered and/or filed, and, to the Borrower's best knowledge having made due inquiry, there have been no material events and/or material facts and/or circumstances with respect to the Borrower and/or its Business (including, without limitation, the Borrower's activities and/or financial condition) which have not been so provided and/or released and/or revealed and/or disclosed and/or published and/or delivered and/or filed as required by any law, regulation, rule or any other regulatory provision applying to the Borrower.

     14.5. Without derogating from any undertakings and obligations of the Borrower pursuant to the Credit Agreement (including, without limitation, pursuant to this CD), the Borrower represents and warrants to the Bank that no measures are required to be taken in order to enable the implementation in full of the Credit Agreement (including, without limitation, of this CD and the exercise in full of all the Bank's rights (including, without limitation, pursuant to this CD), and that (without derogating from the extent of the above representation and warranty) upon signing this CD no measures are and/or shall be required to be taken (including, without limitation, signing and/or amending and/or executing any agreements, arrangement, instruments and/or other documents) in order for the Bank to exercise any of its rights.

15.  MISCELLANEOUS

     15.1. The terms of this CD shall be binding upon and shall inure to the benefit of any successors or assignees of the Borrower and of the Bank.

     15.2. Receipt of this CD by the holder hereof shall constitute acceptance of and agreement to the foregoing terms and conditions.


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


     15.3. The Borrower will not, by amendment of its Articles or through any other means (including, without limitation, any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution and/or issue and/or sale of securities) avoid or seek to avoid the observance or performance of any of the terms of this CD, or impair the economic interest of the Bank, but will at all times in good faith assist in the carrying out of all such terms and provisions hereof and in the taking of all such action and making all such adjustments as may be necessary or appropriate in order to protect the rights and the economic interests of the Bank (and of any other holder of the CD) against impairment.

     15.4. In no case shall the Bank's rights pursuant to the Credit Agreement (including, without limitation, pursuant to this CD) be adversely affected unless the Bank gives (at the Bank's sole and absolute discretion) its prior written consent.

     15.5. The Credit Agreement (including, without limitation, this CD) and attached Annexes, Exhibits and Schedules sets forth the entire agreement and understanding between the Parties as to the subject matter of the Credit Agreement, and merges and supersedes all prior discussions, proposals, offers, drafts and agreements (as the case may be), if any, with respect to the subject matter of the Credit Agreement. No drafts of the Credit Agreement (including, without limitation, of this CD) shall be used with respect to the interpretation of the Credit Agreement and/or of this CD.

     15.6. This CD shall be subject to and construed with the laws of the State of Israel, and no other law shall apply. Any disputes arising from this CD shall be subject to the sole and exclusive jurisdiction of the competent Court of Tel Aviv and no other jurisdiction shall apply.

Yours Faithfully,

-----------
e-SIM Ltd.



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